Central Park Advisers, LLC

805 Third Avenue

18th Floor

New York, New York 10022

August 23, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following
investment companies (each, a "Fund" and, collectively, the "Funds"):

CPG Carlyle Commitments Fund, LLC (SEC File No. 811-22763)
CPG Carlyle Commitments Master Fund, LLC (SEC File No. 811-22764)
CPG Vintage Access Fund, LLC[1] (SEC File No. 811-23258)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find the following information with respect to the above-captioned Funds:

1.       A copy of a joint Investment Company Bond issued by Federal Insurance Co. (the "Bond"), which lists the Funds as insureds, as Exhibit 99-1.2

2.       A certificate of each Fund's Principal Accounting Officer attesting to the authenticity and accuracy of resolutions adopted by the members of the Fund's Board of Directors (including those members who are not "interested persons," as defined in the 1940 Act, of the Funds) which authorize the purchase of a bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

3.       The Bond premium has been paid for the coverage period from June 24, 2017 to June 24, 2018, and the Bond is written for a $1,500,000 limit of liability. Had each Fund not been named as an insured under the Bond, each of the Funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

[1]	Formerly, CPG 2017 Vintage Access Fund, LLC.

[2]	CPG Vintage Access Fund, LLC has not yet commenced investment operations. The Fund automatically will be added as an insured party under the Bond once it sells units of beneficial interest at the initial closing for subscriptions.

4.       A copy of the agreement between the Funds and all of the other named insureds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1 is enclosed under Exhibit 99-3.

Very truly yours,

CENTRAL PARK ADVISERS, LLC

By:  /s/ Michael Mascis

Name: Michael Mascis

Title: Authorized Person

Schedule A

Fund	Single Insured Bond Coverage

CPG Carlyle Commitments Fund, LLC	$1,000,000
CPG Carlyle Commitments Master Fund, LLC